Exhibit 99.3

LUKE ENERGY LTD.
Notice of Annual and Special Meeting of Shareholders

TO:	THE SHAREHOLDERS OF LUKE ENERGY LTD.

    TAKE NOTICE that an Annual and Special Meeting (the “Meeting”) of the shareholders of Luke Energy Ltd. (the “Corporation”) will be held at the Viking Room, Petroleum Club, Calgary, Alberta, on Thursday, the 19th day of May, 2005 at 3:00 o’clock in the afternoon (Calgary time) for the following purposes:

1.	To receive and consider the financial statements of the Corporation for the year ended December 31, 2004, the auditors’ report thereon and the report of the Board of Directors;

2.	To elect directors;

3.	To appoint auditors and to authorize the directors to fix their remuneration as such;

4.
To consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the accompanying Information Circular - Proxy Statement of the Corporation dated March 28, 2005 (the “Information Circular”) to approve certain amendments to the Corporation’s stock option plan including to allow for a rolling 10% maximum number of common shares to be issued thereunder, all as more particularly described in the accompanying Information Circular;

5.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

    The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice.

    If you are unable to attend the meeting in person, we request that you date and sign the enclosed form of proxy and mail it to or deposit it with the President of the Corporation c/o Valiant Trust Company 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours before the time for holding the meeting or any adjournment thereof. Shareholders are cautioned that the use of the mails to transmit proxies is at each shareholder’s risk.

    The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is the close of business on March 24, 2005 (the “Record Date”). Shareholders of record will be entitled to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfer his shares after the Record Date and the transferee of those shares establishes that he owns the shares and demands, not later than 10 days before the Meeting, that the transferee’s name be included on the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

    DATED at Calgary, Alberta, this 28th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS
(Signed)	“Chris von Vegesack”
Corporate Secretary